                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  14 August 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14 August 2009

AIB
Statement
re Press
Comment

Allied Irish Banks, p.l.c.
("AIB") [NYSE: AIB]
note
s
the recent press
comment
 regarding
interest from a third party taking a minority stake in the
Group and confirms that it has received such interest
.

However any discussions with regard to this matter are preliminary and are not expected to progress in the near term, at least until there is greater clarity on NAMA among other issues. There can be no certainty that these discussions will lead to a
proposal to invest in the
Group
 or a
transaction being concluded.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  14 August 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.